Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

TRIMERIS, INC.

at

$3.60 NET PER SHARE

by

RTM ACQUISITION COMPANY

a wholly-owned subsidiary of

ARIGENE CO., LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, NOVEMBER 16, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger dated as of October 2, 2009 (the “Merger Agreement”), by and among Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), RTM Acquisition Company, a Delaware corporation and wholly-owned subsidiary of the Parent (the “Purchaser”), and Trimeris, Inc., a Delaware corporation (the “Company”). The Purchaser is offering to purchase all outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), at a price of $3.60 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is conditioned, among other things, upon (i) a majority of the outstanding Shares having been validly tendered, and not properly withdrawn, in response to the Offer (also referred to as the “Minimum Condition,” as further described in Section 15 — “Certain Conditions of the Offer”) and (ii) there not having been a Company Material Adverse Effect (as defined and described in Section 15 — “Certain Conditions of the Offer”). The Offer is not subject to a financing condition. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

During a meeting held on October 1, 2009, the Board of Directors of the Company (the “Company Board”), (i) declared the Merger Agreement and all of the transactions contemplated thereby (the “Transactions”), including the Offer, the Top-Up Option (as defined in Section 11 — “The Transaction Agreements”) and the merger of the Purchaser with and into the Company, with the Company as the surviving corporation (the “Merger”), fair to, and in the best interests of, the Company and its stockholders; (ii) recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of stockholders of the Company called to consider the approval of the Merger and the Merger Agreement, if applicable; and (iii) approved the Merger Agreement and authorized the execution, delivery and performance of the Merger Agreement and the negotiation, execution and delivery of any and all agreements, certificates and documents (together with the Merger Agreement, the “Merger Documents”) that may be deemed necessary or advisable to perform the obligations of the Company under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below) together with certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (iii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares.

Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the expiration time of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined below) and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

October 19, 2009

i

SUMMARY TERM SHEET

This summary term sheet highlights material provisions of this Offer to Purchase and may not contain all of the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the complete terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal. All references in this Offer to Purchase to “Purchaser,” “we,” “our,” or “us” mean RTM Acquisition Company.

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Trimeris, Inc. (the “Company”).

Consideration Offered Per Share:	$3.60 per Share, net to the seller in cash, without interest and less any required withholding taxes.

Scheduled Expiration Time:	12:00 midnight, New York City time, Monday, November 16, 2009.

Purchaser:	RTM Acquisition Company, a wholly owned subsidiary of Arigene Co., Ltd. (the “Parent”).

Minimum Condition:	The Offer (as defined below) is conditioned on the majority of the then outstanding Shares immediately prior to the expiration of the Offer being tendered and not properly withdrawn (referred to as the “Minimum Condition” as further described in Section 15 — “Certain Conditions of the Offer”).

Company Board of Directors’ Recommendation:	The Company’s board of directors recommends that the Company’s stockholders tender their Shares in the Offer and, if necessary, adopt the Merger Agreement (as defined below) and approve the Merger.

Other Information

The Parent’s offer to purchase all the outstanding Shares (the “Offer”) is the first step in the Parent’s plan to acquire all outstanding Shares, as provided in the Agreement and Plan of Merger dated as of October 2, 2009 (the “Merger Agreement”), by and among the Parent, the Purchaser and the Company. If the Offer is successful, the Parent, through its wholly-owned subsidiary, the Purchaser, will acquire any remaining Shares through the merger of the Purchaser with and into the Company, with the Company as the surviving corporation (the “Merger”), pursuant to which each remaining outstanding Share (other than (1) any Shares held by the Company as treasury stock or owned by the Parent, us or any other subsidiary of the Company and (2) any Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his, her or its right to be paid the fair value of such Shares in accordance with the provisions of Section 262 of the General Corporation Law of the State of Delaware, or the “DGCL”) will be automatically canceled and converted into the right to receive the Offer Price. The Company’s stockholders will have appraisal rights with respect to the Merger, but not the Offer.

The Company has granted the Purchaser an irrevocable option to purchase, at a per Share price equal to the Offer Price, up to the number of additional Shares sufficient to cause the Purchaser to own one Share more than 90% of the outstanding Shares on a fully diluted basis. The number of additional Shares that we can purchase under this “top-up option” is limited to the number of authorized but unissued Shares and any Shares held by the Company as treasury stock, excluding the number of Shares reserved for issuance pursuant to the exercise of options and warrants. We may exercise this “top-up option” only if, among other things, the Minimum Condition is satisfied. See Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; Plans for the Company.”

Frequently Asked Questions

The following are answers to some of the questions you, as a stockholder of the Company, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is RTM Acquisition Company, a Delaware corporation formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning the Parent and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.60 per Share net to you in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. The Parent, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and not validly withdrawn. The Parent will also fund our Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger pursuant to the terms of the Merger Agreement is approximately $85,000,000, including related transaction fees and expenses. The Offer is not subject to a financing condition. The Parent intends to provide us with the necessary funds from cash on hand. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

in light of the Parent’s financial capacity in relation to the amount of consideration payable in the Offer, the Purchaser, through the Parent, will have sufficient funds immediately available to purchase all Shares validly tendered in the Offer and not validly withdrawn;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on Monday, November 16, 2009 (which is the end of the day on November 16, 2009), to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither the Company nor the Parent terminates the Merger Agreement in accordance with its terms, if, at any time when the Offer is scheduled to expire, any of the conditions to our obligation to accept for payment and pay for the Shares tendered pursuant to the Offer have not been satisfied (and neither we nor the Parent has waived such condition in accordance with the terms of the Merger Agreement), the Parent shall, at the request of the Company, cause us to extend the expiration date of the Offer for one or more periods (not in excess of 10 business days each), but in no event later than December 31, 2009. We are otherwise not permitted to extend the offer without the prior written consent of the Company unless (A) required to do so by applicable law (including for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof) or (B) in connection with an increase of at least $0.25 per share in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC. We will not, however, under any circumstances, be required to extend the Offer beyond December 31, 2009.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

Will you provide a subsequent offering period?

If necessary to obtain at least 90% of the outstanding Shares, we may, in our sole discretion, provide for a Subsequent Offering Period (as defined and described in Section 1 — “Terms of the Offer”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) following our acceptance in the Offer of the Shares representing a majority of the outstanding Shares (in satisfaction of the Minimum Condition, as defined and described in Section 15 — “Certain Conditions of the Offer”). During the Subsequent Offering Period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $3.60 per Share net to you in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

Furthermore, if immediately following expiration of the Offer and our acceptance of and payment for the Shares tendered, we and the Parent collectively beneficially own more than 80% but less than 90% of the Shares outstanding at that time, we must provide for a Subsequent Offering Period of between three and 10 business days, if and as requested by the Company, unless the Parent exercises the Top-Up Option (as defined in Section 11 — “The Transaction Agreements”) provided in the Merger Agreement.

How will I be notified if the Offer is extended or a Subsequent Offering Period is provided?

If we extend the Offer or provide a Subsequent Offering Period, we will inform Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”), of the extension and we will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

a majority of the outstanding Shares having been validly tendered, and not properly withdrawn, in response to the Offer (also referred to as the “Minimum Condition,” as further described in Section 15 — “Certain Conditions of the Offer”); and

•	there not having been a Company Material Adverse Effect (as defined and described in Section 15 — “Certain Conditions of the Offer”).

The Offer is not subject to a financing condition. The Offer is also subject to other important conditions set forth in this Offer to Purchase. We cannot waive the Minimum Condition without the prior written approval of the Company. However, we can waive any other conditions in our sole discretion without the Company’s consent. See Section 15 — “Certain Conditions of the Offer.”

Have any stockholders agreed to tender their Shares?

Certain of the directors and officers of the Company and the entities through which they beneficially own Shares or options exercisable into Shares have entered into a Tender and Support Agreement dated October 2, 2009, with the Parent and the Purchaser under which each such stockholder agreed to tender in accordance with the terms of the Offer all of their Shares (including any shares of restricted stock held by such stockholders, as well as any Shares issued to the stockholder or otherwise acquired or owned by the stockholder prior to the termination of the Tender and Support Agreement, including pursuant to any exercise of options to purchase Shares from the Company, acquisition by purchase, or stock dividend, distribution, split-up, recapitalization, combination or similar transaction). The stockholders and optionholders party to the Tender and Support Agreement held approximately 36% of the outstanding Shares as of October 2, 2009. See Section 7 — “Certain Information Concerning the Company” and Section 11 — “The Transaction Agreements.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an Eligible Institution (as defined below) guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three Nasdaq Global Market trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the expiration time of the Offer (as it may be extended) and, if we have not accepted your Shares for payment by December 18, 2009, you may withdraw them at any time after that date until we accept your Shares for payment. This right to withdraw will not apply to Shares tendered in any Subsequent Offering Period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4 — “Withdrawal Rights.”

What does the Company Board think of the Offer?

During a meeting held on October 1, 2009, the Company Board, (i) declared the Merger Agreement and the Transactions, including the Offer, the Top-Up Option and the Merger, fair to, and in the best interests of, the Company and its stockholders; (ii) recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of stockholders of the Company called to consider the approval of the Merger and the Merger Agreement, if applicable; and (iii) approved the Merger Agreement and authorized the execution, delivery and performance of the Merger Agreement and the negotiation, execution and delivery of the Merger Documents that may be deemed necessary or advisable to perform the obligations of the Company under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

A description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s stockholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the Offer is completed, will the Company continue as a public company?

Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly owned and would be subject to delisting from the Nasdaq Global Market and deregistration of its securities under the Exchange Act. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the Nasdaq Global Market or other securities exchanges, there may not be an active public trading market for the Shares, and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. However, upon completion of the Offer and the Merger, the Parent will wholly own the Company and may choose to engage in future private or public offerings of the Company’s securities, which may occur in the United States or internationally. Upon completion of such offerings, the Company may again become a public company in the future. See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the Purchaser acquires a majority of the Shares outstanding, after the purchase of the Shares by the Purchaser pursuant to the Offer, the

Purchaser (together with the Parent) will own a number of Shares representing a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company. The Company has granted an option to the Purchaser, exercisable under certain circumstances, to purchase Shares if, after the exercise of the option, the Purchaser would hold enough Shares to effect a short-form merger pursuant to Section 253 of the DGCL. See the “Introduction” to this Offer to Purchase.

Are appraisal rights available in either the Offer or the Merger?

Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such holder’s Shares in the Offer) at the Effective Time (as defined below) who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. See Section 12 — “Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount equal to the Offer Price payable in cash, without interest and less any required withholding taxes. Unless you validly exercise your appraisal rights under Section 262 of the DGCL, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares in cash.

Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase the Shares that are tendered, but the Merger does not occur, you will remain a stockholder of the Company. However, there may be so few remaining stockholders and publicly traded Shares that we expect trading volume to be significantly below the trading volume before commencement of the Offer. Further, the Shares will no longer be eligible to be traded through the Nasdaq Global Market or other securities exchanges and there may not be an active public trading market for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On October 1, 2009, the last complete trading day prior to the execution and announcement of the Merger Agreement after the close of trading, the closing sale price of the Company’s common stock reported on the Nasdaq Global Market was $2.57 per Share. On October 16, 2009, the last trading day before we commenced the Offer, the last sale price of the Company’s common stock reported on the Nasdaq Global Market was $3.46 per Share. We encourage you to obtain a recent quotation for the Shares when deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.” Before deciding whether to tender your Shares in the Offer, you should obtain a current market quotation for the Shares.

What are the United States Federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. If you hold Shares as capital assets for U.S. Federal income tax purposes and are a U.S. Holder (as defined under “Section 5 — “Certain United States Federal Income Tax Consequences”), you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in the Shares. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. Federal income tax at a reduced rate. See Section 5 — “Certain United States Federal Income Tax Consequences.” We urge you to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws).

Who should I call if I have questions about the Offer?

You may call Georgeson, Inc. at (877) 278-9667 (toll-free). Georgeson, Inc. is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of the Company:

INTRODUCTION

RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Trimeris, Inc. (the “Company”), at a price of $3.60 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 2, 2009 (the “Merger Agreement”), by and among the Parent, the Purchaser and the Company. The Offer is conditioned, among other things, upon (i) a majority of the outstanding Shares having been validly tendered, and not properly withdrawn, in response to the Offer (also referred to as the “Minimum Condition,” as further described in Section 15 – “Certain Conditions of the Offer”) and (ii) there not having been a Company Material Adverse Effect (as defined and described in Section 15 — “Certain Conditions of the Offer”). The Offer is not subject to a financing condition. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Company has advised the Parent that, as of October 16, 2009, 22,349,841 Shares were issued and outstanding, including 30,000 shares of restricted stock, and 2,420,348 Shares were reserved for issuance under the Company’s equity plans pursuant to outstanding Company options.

The Merger Agreement is more fully described in Section 11 — “The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

During a meeting held on October 1, 2009, the Board of Directors of the Company (the “Company Board”), (i) declared the Merger Agreement and all of the transactions contemplated thereby (the “Transactions”), including the Offer, the Top-Up Option (as defined in Section 11 — “The Transaction Agreements”) and the merger of the Purchaser with and into the Company, with the Company as the surviving corporation (the “Merger”), fair to, and in the best interests of, the Company and its stockholders; (ii) recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of stockholders of the Company called to consider the approval of the Merger and the Merger Agreement, if applicable; and (iii) approved the Merger Agreement and authorized the execution, delivery and performance of the Merger Agreement and the negotiation, execution and delivery of any and all agreements, certificates and documents (together with the Merger Agreement, the “Merger Documents”) that may be deemed necessary or advisable to perform the obligations of the Company under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

A description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s stockholders together with this Offer to Purchase (the “Schedule 14D-9”).

The Merger Agreement provides that, subject to the conditions described in Sections 11 — “The Transaction Agreements” and 15 — “Certain Conditions of the Offer,” the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly-owned subsidiary of the Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by the Parent or the Purchaser or their respective subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the General Corporation Law of Delaware the “DGCL”) will be converted into the right to receive $3.60 (or any other per Share price paid in the Offer) net in cash, without interest and less any required withholding taxes.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. The Purchaser (and if they beneficially own Shares, the Parent and any other subsidiary of the Parent) has agreed to take all actions, and to cause the Company to take all actions, in accordance with applicable law, the Company’s certificate of incorporation or bylaws, or the rules of the Nasdaq Global Market, to promptly and duly call, give notice of, convene and hold a meeting of the Company’s stockholders for the purpose of considering and taking action to adopt the Merger Agreement, as promptly as practicable after the latest of (i) the first time that the Purchaser accepts for payment and pays for any Shares validly tendered and not properly withdrawn pursuant to the Offer satisfying the Minimum Condition (the “Acceptance Time”), (ii) the closing of the purchase of Shares upon exercise of the Top-Up Option or the Purchaser’s failure to exercise the Top-Up-Option within its exercise period and (iii) if the Purchaser provides for at least one Subsequent Offering Period (as defined and described in Section 1—“Terms of the Offer”), the expiration of the last Subsequent Offering Period related to the Offer. However, if it would reasonably be expected to result in receipt of the approval of the Company’s stockholders earlier than holding such a meeting, the Purchaser (and if they beneficially own Shares, the Parent and any other subsidiary of the Parent) has agreed to take all actions, and to cause the Company to take all actions, to cause a written consent of the Company’s stockholders adopting the Merger Agreement to be executed and made effective. If the Minimum Condition and the other conditions to the Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer (together with the Minimum Condition, the “Offer Conditions”) are satisfied and the Offer is completed, the Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares. The Parent shall cause the holder of all Shares owned by the Parent or any subsidiary (including all Shares purchased by the Purchaser pursuant to the Offer) to vote for or consent to the adoption of the Merger Agreement, as the case may be. See Section 11 — “The Transaction Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The expiration time of the Offer (the “Expiration Time”) is 12:00 midnight, New York City time, on Monday, November 16, 2009 (which is the end of the day on November 16, 2009), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the Expiration Time of the Offer means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned, among other things, upon (i) a majority of the outstanding Shares having been validly tendered, and not properly withdrawn, in response to the Offer (also referred to as the “Minimum Condition,” as further described in Section 15 — “Certain Conditions of the Offer”) and (ii) there not having been a Company Material Adverse Effect (as defined and described in Section 15 — “Certain Conditions of the Offer”). The Offer is not subject to a financing condition. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that, subject to the Purchaser’s and the Parent’s termination rights as described in Section 11 — “The Transaction Agreements,” if requested by the Company, the Purchaser must, and the Parent must cause the Purchaser to, extend the Offer on one or more occasions for a period not exceeding 10 business days for any extension, if at any then scheduled expiration of the Offer any of the Offer Conditions (as defined below) are not satisfied or, if permitted under the Merger Agreement, waived. The Purchaser and the Parent are otherwise not permitted to extend the Offer without the prior written consent of the Company unless (A) required to do so by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof) or (B) in connection with an increase of at least $0.25 per share in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC. However, under no circumstances shall the Parent or the Purchaser be required to extend the Offer beyond December 31, 2009.

The Merger Agreement further provides that following the first time at which the Purchaser accepts for payment, and pays for, pursuant to the Offer, Shares satisfying the Minimum Condition if necessary to obtain sufficient Shares (without regard to the exercise of the Top-Up Option (as defined in Section 11 — “The Transaction Agreements”)), such that the Parent and the Purchaser hold, in the aggregate, at least 90% of the outstanding Shares, the Purchaser may, in its sole discretion, provide for a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Exchange Act. If following the first time at which the Purchaser accepts for payment, and pays for, pursuant to the Offer, Shares satisfying the Minimum Condition, the Parent and the Purchaser beneficially own more than 80% but less than 90% of the Shares outstanding at that time, to the extent requested by the Company, the Purchaser shall provide for a Subsequent Offering Period of between 3 and 10 business days (as requested by the Company), unless the Parent exercises the Top-Up Option. Subject to the terms and conditions set forth in the Merger Agreement and the Offer, the Parent shall cause the Purchaser to, and the Purchaser shall, accept for payment and pay for all Shares validly tendered and not withdrawn during such Subsequent Offering Period as promptly as practicable after any such Shares are tendered during any Subsequent Offering Period and in any event in compliance with Rule 14d-11(c) under the Exchange Act. The termination rights of the parties to the Merger Agreement are set forth in the Merger Agreement and remain unaffected by the foregoing provisions in the Merger Agreement.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 18, 2009. If the initial offering period has expired and the Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Parent and the Purchaser expressly reserve the right (in their sole discretion) to increase the Offer Price and to waive any of the Offer Conditions, provided, however, that notwithstanding anything to the contrary contained in the Merger Agreement, neither the Parent nor the Purchaser shall, without the prior written consent of the Company: (i) change the form of consideration payable in the Offer, decrease the Offer Price (and the resulting amount payable upon closing of the Offer) or change the Offer so that it is for fewer than all of the outstanding Shares; (ii) extend or otherwise change the expiration date of the Offer, except (A) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof) or (B) in connection with an increase of at least $0.25 per share in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC; (iii) change or waive the Minimum Condition; (iv) amend, modify or supplement any of the Offer Conditions or the terms of the Offer in any manner adverse to holders of the outstanding Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of the Parent or the Purchaser to consummate the Offer, the Merger or the other Transactions; or (v) impose any condition to the Offer other than the Offer Conditions.

The rights reserved by the Purchaser described in the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15 — “Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material Offer Condition, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of such information to stockholders.

The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, purchase and pay for (as promptly as practicable), all Shares validly tendered prior to the expiration time of the Offer and not validly withdrawn prior to such expiration time. If the Purchaser provides a Subsequent Offering Period, the Purchaser will accept for payment and pay for (as promptly as practicable), all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1 — “Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing such tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration time of the Offer (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration time of the Offer (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a holder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such holder’s Shares are not immediately available or such holder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the expiration time of the Offer, or such holder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by the Purchaser, is received prior to the expiration time of the Offer by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Global Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering holder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering holder’s acceptance of the Offer, as well as the tendering holder’s representation and warranty that such holder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering holder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Parent, the Company, the Depositary, Georgeson, Inc. (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and

•

the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The foregoing powers of attorney and proxies are effective only upon the acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Any stockholder who is a natural person executing a Letter of Transmittal in New York must contact the Information Agent prior to executing and returning the Letter of Transmittal in order to receive additional disclosures regarding the grant of a power of attorney and related forms for execution as required under New York law. The failure to obtain and execute such additional documentation in conjunction with the Letter of Transmittal by a stockholder who is a natural person executing the Letter of Transmittal in New York may result in any Shares tendered by such stockholder not being validly tendered for purposes of the Offer and, as a result, not being accepted for payment.

4. Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 18, 2009.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be Rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the expiration time of the Offer or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party. None of the Purchaser, the Parent, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a general summary of the material U.S. Federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is limited to shareholders who hold Shares as capital assets, within the meaning of Section 1221 of the Code (generally, property for investment). In addition, this summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (a) persons that are subject to special expatriation rules; (b) financial institutions; (c) insurance companies; (d) broker-dealers, traders in securities or currencies or notional principal contracts, or traders who elect to apply a mark-to-market method of accounting; (e) tax-exempt entities; (f) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated security transaction for U.S. Federal income tax purposes; (g) stockholders subject to the alternative minimum tax; (h) regulated investment companies; (i) real estate investment trusts; (j) persons that own (or are deemed to own) 5% or more of any class of shares by vote or by value; (k) S corporations; (l) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (m) persons that have a “functional currency” other than the U.S. dollar; and (n) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation. This summary does not address dissenting stockholders, stockholders who acquired Shares in connection with a stock warrant or convertible debt, or holders of options to purchase Shares or Restricted Shares granted for compensatory purposes. In addition, this summary does not address any U.S. Federal estate or gift tax consequences, nor any state, local or non-U.S. tax consequences, of the Offer and the Merger.

This summary is not a complete analysis of all potential U.S. Federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. Federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the accuracy of the statements and conclusions set forth herein. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) nor will the Company seek an opinion of counsel with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. Federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. Federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (c) an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust or (ii) that has validly elected to be treated as a U.S. person for U.S. Federal income tax purposes. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder.

If a partnership (or other entity taxable as a partnership for U.S. Federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors regarding the specific U.S. Federal income tax consequences to them of the Offer and the Merger.

The descriptions of U.S. Federal income tax consequences set forth below are for general information only. Because your individual circumstances may differ, you should consult your own tax advisors as to the particular tax consequences to you of this Offer and the Merger, including the application of U.S. Federal, state, local and foreign tax laws, the U.S. Federal estate or gift tax rules, and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. If you hold Shares as capital assets for U.S. Federal income tax purposes, you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in the Shares. Gain or loss will generally be calculated separately for each block of Shares tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares surrendered exceeds one year. If you are a non-corporate stockholder, any long-term capital gain will generally be subject to U.S. Federal income tax at a reduced rate. For both corporate and non-corporate taxpayers, the deductibility of both long-term and short-term capital losses against ordinary income is subject to limitations.

Consequences of the Offer and the Merger to Non-U.S. Holders. Payments made to you as a Non-U.S. Holder with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. Federal income tax, unless:

•

your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment or fixed base in the United States), and in such event (a) you will be subject to U.S. Federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of a Substitute Form W-9), and (b) if you are a foreign corporation, you may also be subject to an additional branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty) or

•

you are a nonresident alien who was present in the United States for 183 days or more in the taxable year of the surrender of Shares pursuant to the Offer or the Merger and certain other conditions are met, and in such event you will be subject to U.S. Federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during such year).

Backup Withholding. If you are a U.S. Holder, payments to which you would be entitled pursuant to the Offer or the Merger will generally be subject to backup withholding at a rate of 28%, unless you (i) are a corporation or another exempt recipient; or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign (under penalties of perjury) the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. Federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. Federal income tax return.

If you are a Non-U.S. Holder, you will be subject to information reporting and, in certain circumstances, backup withholding, unless you certify under penalties of perjury that you are a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that you are a U.S. person as defined under the Code) or you otherwise establish an exemption.

You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6. Price Range of Shares; Dividends.

The Shares trade on the Nasdaq Global Market under the symbol “TRMS.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on the Nasdaq Global Market, as applicable, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2007
Third Quarter	$7.90	$5.34
Fourth Quarter	8.36	6.02
Fiscal Year Ended December 31, 2008
First Quarter	$7.50	$5.86
Second Quarter	7.87	4.35
Third Quarter	5.93	2.06
Fourth Quarter	3.93	1.01
Fiscal Year Ended December 31, 2009
First Quarter	$1.78	$0.84
Second Quarter	2.50	1.53
Third Quarter	2.84	1.90
Fourth Quarter (through October 16, 2009)	3.68	2.31

On October 1, 2009, the last trading day prior to the announcement the Merger Agreement, the closing sale price of the Company’s common stock reported on the Nasdaq Global Market was $2.57 per Share. On October 16, 2009, the last full day of trading before the commencement of the Offer, the closing sale price per Share reported on the Nasdaq Global Market was $3.46.

On May 8, 2008, the Company Board declared a special cash dividend of $1.50 per share of common stock to stockholders of record on May 22, 2008. The aggregate dividend payment totaled approximately $33 million and was paid on June 6, 2008. On December 9, 2008, the Company Board declared a special cash dividend of $1.00 per share of common stock to stockholders of record on December 19, 2008. The aggregate December 19, 2008 dividend payment totaled approximately $22 million and was paid on December 29, 2008. The aggregate dividend payments totaled in 2008 approximately $55 million and were based on the number of shares of common stock outstanding. Prior to 2008, the Company had not declared or paid any dividends since inception.

Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning the Company.

General. The Company is a Delaware corporation with its principal executive offices located at 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713. The Company’s telephone number is (919) 806-4682. The following description of the Company and its business is qualified in its entirety by reference to the Company’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2008.

The Company is a biopharmaceutical company primarily engaged in the commercialization of a new class of antiviral drug treatments called fusion inhibitors. Fusion inhibitors prevent viral fusion, a complex process by which viruses attach to, penetrate and infect host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, like the Human Immunodeficiency Virus (“HIV”), the Company’s first commercial product, T-20, and its development-stage compound, TRI-1144, offer a novel mechanism of action to treat and potentially prevent the transmission of HIV. The Company has a worldwide agreement (the “Development and License Agreement”) with F. Hoffmann-La Roche Ltd. (“Roche”) to develop and market T-20, marketed as FUZEON®, whose generic name is enfuvirtide. FUZEON® is manufactured and distributed by Roche through Roche’s sales and distribution network throughout the world in countries where regulatory approval has been received. The Company shares gross profits equally from the sale of FUZEON® in the United States and Canada with Roche, and receives a royalty based on net sales of FUZEON® outside the United States and Canada.

Available Information. The Shares are registered pursuant to the Exchange Act. As such, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Although the Purchaser and the Parent have no knowledge that any such information is untrue, the Purchaser and the Parent take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning the Parent and the Purchaser.

The Parent. The Parent is a corporation organized under the laws of the Republic of Korea, with its principal executive offices located at 83-25, Nonhyun-Dong, Kangnam-Gu, Seoul 135-010 Korea. The telephone number of the Parent is 82-2-2109-9911. The Parent’s common stock is traded on the Korean Securities Dealers Association Quotation System (“KOSDAQ”) (KOSDAQ: 067850).

The Parent was organized in 1999 as Silisand Co., Ltd. to engage in the development of software and manufacture of electronic parts. In 2007 the Parent changed its name to as Yellow Entertainment Co., Ltd. to enter into new business areas to engage in the manufacture and sale of dramas, animations and commercial films. From 2000 through 2009, the Parent operated in the entertainment industry. In July 2009, in conjunction with receipt of new investment from Sang-Baek Park, now its Chief Executive Officer and a director of the Parent, and other new investors, the Parent restructured its operations to transition to the biotechnology industry, in order to better support the growth and success of the Parent and to allow the Parent to balance its strong regional presence in Korea with the addition of international operations.

Although the Parent has a continued presence in the entertainment industry, efforts are being focused on a limited set of projects to transition the Parent’s resources into focused areas of the biotechnology business, including U-Healthcare (as defined below) and research and development in pharmaceuticals and stem-cell research. The Parent is currently a developer, manufacturer and marketer of ubiquitous healthcare (“U-Healthcare”) systems and related medical equipment in Korea. U-Healthcare is an emerging area of medical technology that uses sensors and other forms of feedback to allow hospitals and other care providers to remotely monitor and respond to a patient’s condition. The Parent is in discussions with potential partners within the U-Healthcare industry for co-development and production of U-Healthcare equipment.

With the acquisition of the Company, the Parent intends to further implement its planned expansion into the broader biotechnology industry. The Parent plans to utilize the acquired company as the initial part of developing a research & development center in Korea, with the goal of accelerating research by facilitating alliances among private ventures, government and educational institutions. The Parent believes that establishing a research & development center to act as a “hub” for such parties within the biotechnology industry will help alleviate the time and investment required for development of new treatments. In support of these goals, in addition to the planned acquisition of the Company, the Parent is in the process of setting up a clinical trial team with a partner, Cell & Bio Co., Ltd., a stem cell-based treatment developer. For further information, see Section 12 — “Purpose of the Offer; Plans for the Company” below.

The Purchaser. The Purchaser is a Delaware corporation with its principal executive offices located at 83-25, Nonhyun-Dong, Kangnam-Gu, Seoul 135-010 Korea. The telephone number of the Purchaser is 82-2-2109-9911.

The Purchaser is a wholly-owned subsidiary of the Parent. The Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other Transactions and has not engaged, and does not expect to engage, in any other business activities.

Directors and Officers of the Parent and the Purchaser. The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director of the Parent and the Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of the Parent and the Purchaser and certain other information are set forth in Schedule I hereto.

None of the Parent, the Purchaser or any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Parent, the Purchaser or any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

Relationship with the Company. Except as described in this Offer to Purchase and in Schedule I hereto (i) none of the Parent, the Purchaser or, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Parent, the Purchaser, any of their affiliates or, to the best knowledge of the Parent and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Parent, the Purchaser or, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of the Parent, the Purchaser or, to the best knowledge of the Parent and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between the Parent or any of its subsidiaries or, to the best knowledge of the Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, the Parent and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained from the Information Agent by calling (877) 278-9667.

9. Source and Amount of Funds.

The Offer is not conditioned upon the Parent’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. The Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger pursuant to the terms of the Merger Agreement is approximately $85,000,000, including related transaction fees and expenses. The Parent has and will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to consummate such transactions. The Parent completed common equity financings and a bond financing (including issuance of related warrants) from August to October 2009 in which it raised in aggregate KRW 99,591,253,000, or approximately $85,200,000, to ensure it had the necessary funds in cash on hand to complete the Offer and Merger. The bond was issued to Mercury Financial Advisory Ltd. (“Mercury”) on August 28, 2009 in the aggregate amount of KRW 5,000,000,000, or approximately $4,277,000. The bond, which matures three years after issuance, has a coupon rate of 10% and a yield to maturity rate of 12%. The bond is not subject to any financial covenants, but does include yearly put and call options, which allow Mercury to require the Parent to repay the bond one year from the issue date and the Parent can require Mercury to surrender the bond for repayment one year from the issue date without any penalty. The warrants issued in conjunction with the bond are exercisable into common shares of the Parent for KRW 1,505 per share, or approximately $1.30 per share, and may be exercised between August 28, 2010 and August 14, 2012. Mercury does not have any relationship with the Parent or any of its directors, officers or affiliates. The Parent and the Purchaser do not think their financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

in light of the Parent’s financial capacity in relation to the amount of consideration payable in the Offer, the Purchaser, through the Parent, will have sufficient funds immediately available to purchase all Shares validly tendered in the Offer and not validly withdrawn;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

The following information was prepared by the Company and the Parent. Information about the Parent was provided by the Parent, and neither the Company nor its representatives takes any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which the Company or its representatives did not participate. Information about the Company was provided by the Company, and neither the Parent, the Purchaser nor their representatives take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which the Parent or its representatives did not participate. All dates referred to in the following information are as of New York City time.

During the summer of 2009, the Parent’s Board of Directors (the “Parent Board”) and management evaluated potential acquisitions of biotechnology-related assets or other companies in the biotechnology industry in support of the Parent’s reorganization and transition to the biotechnology industry as discussed in Section 8 —“Certain Information about the Parent and the Purchaser”. During this process, the Parent enlisted the assistance a number of informal advisors, including individuals who were also representing other Korean companies seeking to acquire U.S.-listed companies.

Simultaneously, from 2006 to 2009, the Company had contacted and entered into preliminary negotiations with several companies regarding potential acquisition. Additional background information regarding such Company activities is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s stockholders together with this Offer to Purchase.

While considering acquisition opportunities during August 2009, the Parent initiated informal diligence on the Company from publicly available materials. At the end of August 2009, the Parent indicated to an informal advisor, who was also informally advising another potential purchaser of the Company, the Parent’s interest in exploring an acquisition of the Company and requested the advisor continue conversations with the Company directly regarding a potential transaction on the Parent’s behalf.

On September 1, 2009, the representative of the Parent spoke with Dr. Martin Mattingly, chief executive officer of the Company, to inform him that while one potential purchaser would be unable to finance the transaction, he understood that the Parent intended to seek to obtain financing to acquire the Company.

Also on September 1, 2009, representatives of each of K&L Gates LLP (“K&L Gates”), the transaction counsel hired by the representative to initially assist the prior potential purchaser and later hired by the Parent, Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), counsel to the Company, the Company and Goldman Sachs held a conference call to discuss the Parent becoming the proposed purchasing entity and the terms of the transaction.

During the first week of September 2009, the Parent engaged HCube Advisors, Inc. to assist with the evaluation of and negotiation of the proposed acquisition of the Company.

During the first week of September 2009, representatives of each of Goldman Sachs, WilmerHale and the Company performed a due diligence review of the Parent, including consultation with Korean counsel for the Company.

Between September 4, 2009 and September 14, 2009, Dr. Mattingly emailed and/or telephoned each member of the Board to summarize the terms of the proposed deal with the Parent.

On September 7, 2009, K&L Gates circulated a proposed form of tender and support agreement for review by the Company, its directors and officers and WilmerHale, and related proposed revisions to the draft Merger Agreement.

On September 11, 2009, Sang-Baek Park, the Parent’s director, chief executive officer and main shareholder, along with Gang-Joon Yoon, the Parent’s auditor, a representative of HCube Advisors, Inc., a financial advisor to the Parent, and other representatives of the Parent, traveled to Los Angeles, California and met with K&L Gates to discuss the Company and the terms of the pending acquisition negotiated to date, including the structure of the tender offer and cash-out merger proposed for all outstanding common stock of the Company, the pricing negotiated, and the time and processes required to complete the proposed transaction within applicable U.S. securities and other federal rules and regulations.

On September 14, 2009, Dr. Mattingly met in San Diego, California, with advisors to the Parent, including HCube Advisors, Inc., financial advisor to the Parent, Mr. Park, and Young-Woo Jung, an investor in the Parent, during which the Parent provided information about its business and goals of an acquisition and its financial capabilities to complete an acquisition of the Company. Dr. Mattingly explained to the Parent’s representatives the history of the Company, the structure and function of its management and directors, the status of its development of TRI-1144, details on the sales of FUZEON®, the status of the Company’s pending litigation and the steps required for the Company to enter into a merger agreement.

On September 17, 2009, Drs. Mattingly and Alrutz, Mr. Graham, WilmerHale and representatives of Goldman Sachs spoke with representatives of the Parent and K&L Gates regarding the Parent’s financial capability to consummate the transaction. During the next week, WilmerHale and K&L Gates held conference calls to finalize the terms of the Merger Agreement and Dr. Mattingly spoke with representatives of the Parent to confirm the Parent’s financing for the transaction.

Between September 17, 2009 and September 23, 2009, Dr. Mattingly emailed and/or telephoned Company Board members to summarize the terms of the deal as negotiated with the Parent and its counsel.

On September 19, 2009, the Parent prepared and submitted to the Company and Goldman Sachs evidence of financial capability to complete the acquisition, including evidence of cash on hand in its accounts, commitments from investors, the market value of the Parent’s assets and other related information.

On September 21, 2009, the Parent executed a confidentiality agreement in favor of the Company with respect to the proposed transaction. Representatives of Goldman Sachs and the Company also requested that the Parent simplify the evidence of financial capability materials provided.

On September 22 and September 23, 2009, the Parent delivered evidence of financial capability to consummate for the transaction for review by the Company, WilmerHale and Goldman Sachs. On September 23, 2009, WilmerHale and K&L Gates had further discussions regarding the draft disclosure schedules to the Merger Agreement and sought to resolve remaining diligence inquiries between the parties.

On September 24, 2009, K&L Gates and WilmerHale met via teleconference to discuss the terms of the Merger Agreement. Later on September 24, 2009, WilmerHale met with a representative of the Parent in Washington, D.C. to discuss the proposed transaction.

On September 25, 2009, executives from the Company and the Parent, and representatives from Goldman Sachs, K&L Gates and WilmerHale participated in a conference call further discussing the evidence of financial capability provided by the Parent and additional financing information requested by the Company. The parties also confirmed that the draft escrow agreement was in final form for execution by the parties just prior to or in conjunction with the Merger Agreement. The Parent then remitted $12 million to the Purchaser’s bank account at Nara Bank in Los Angeles, California, to be further wired to the proposed escrow account maintained by Bank of New York Mellon.

During the week of September 28, 2009, Dr. Mattingly spoke with all of the Board members to update them on the current status of negotiations with the Parent. Notice of a Board meeting to be held on October 1, 2009 was provided on September 29, 2009. The agenda for the meeting was a discussion of the draft Merger Agreement and other related documents, copies of which were distributed to the Board on September 30, 2009.

On September 30, 2009, the sole director of the Purchaser approved the Merger Agreement and the transactions contemplated thereby.

On October 1, 2009, pursuant to the Escrow Agreement entered into by the Company and the Parent on October 1, 2009, the Purchaser wired $12 million to the escrow account maintained by Bank of New York Mellon. These escrowed funds serve as the source for payment of the reverse termination fee to the Company if such fee becomes payable under the terms of the Merger Agreement.

Later on October 1, 2009, a meeting of the Company Board was convened to evaluate the proposed transaction with the Parent. Representatives of WilmerHale also reviewed with the Company Board the terms of the Merger Agreement, which was provided to members of the Board on September 30, 2009. During this discussion, the WilmerHale representatives focused on, among other things, the tender offer mechanics, including the timing for the commencement and expiration of the tender offer, the conditions to the Parent’s obligations to close the tender offer (including the minimum tender condition), the “material adverse effect” definition, the Top-up Option, the non-solicitation and fiduciary out provisions and related termination rights of the Company and the Parent, the amount of the proposed termination fee (which was proposed to be $3.2 million or approximately 4% of the value of the aggregate consideration for the acquisition), and the Company’s remedies in the event of a breach of the Merger Agreement by the Parent, including the terms of the reverse termination fee payable to the Company under certain circumstances. It was noted that there were no open issues in the Merger Agreement. Also at this meeting representatives of WilmerHale reviewed with the Board its fiduciary duties in the context of the proposed transaction.

The Board engaged in additional deliberations and after these deliberations, which included consideration of the proposed terms of the Merger Agreement, the Company Board adopted resolutions declaring the Merger Agreement and all of the transactions contemplated thereby to be advisable, and determined that the Merger Agreement and all of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its stockholders, and recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of stockholders of the Company called to consider approval of the Merger and the Merger Agreement, if applicable.

Also on October 1, 2009, the Parent Board convened and reviewed the Merger Agreement and other related agreements, the valuation materials prepared by the Parent’s advisors for compliance with Korean regulatory requirements, and other information provided by the Parent’s advisors regarding other deals in the U.S. After a discussion of the relevant documents and information, the Parent Board approved the Merger Agreement and the transactions contemplated thereby.

On October 2, 2009, the Merger Agreement was executed by the Company, the Parent and the Purchaser, and thereafter, the Company and the Parent issued a joint press release announcing the execution of the Merger Agreement. Following issuance of such press release, trading in the Company’s stock was temporarily halted by the Nasdaq Global Market.

On October 19, 2009, the Purchaser and the Parent initiated the Offer.

11. The Transaction Agreements.

The following are summaries of the material provisions of the Merger Agreement and the Tender and Support Agreement and certain other agreements executed in connection with the execution of the Merger Agreement. The following descriptions of these agreements do not purport to be complete and are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Tender Offer Statement on the Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8 — “Certain Information Concerning the Parent and the Purchaser” above. For a complete understanding of each of these agreements, stockholders are encouraged to read the full text of each definitive agreement.

The Merger Agreement

The Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference, governs the contractual rights among the Parent, the Purchaser and the Company in relation to the Tender Offer and the Merger. The Merger Agreement has been filed as an exhibit to the Schedule TO to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Parent, the Purchaser or the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Parent, the Purchaser or the Company. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which the Parent may have the right not to consummate the Tender Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules. Accordingly, stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

The Offer. The Merger Agreement provides for the commencement of the Offer as soon as practicable (but in any event within 10 business days) after October 2, 2009. The obligations of the Purchaser to accept for payment, and pay for, Shares validly tendered pursuant to the Offer are subject only to the satisfaction of the Offer Conditions that are described in Section 15 — “Certain Conditions of the Offer.” The Parent and the Purchaser expressly reserve the right to increase the Offer Price and to waive any of the Offer Conditions. Notwithstanding anything to the contrary contained in the Merger Agreement, neither the Parent nor the Purchaser shall (without the prior written consent of the Company): (i) change the form of consideration payable in the Offer, decrease the Offer Price (and the resulting amount payable upon closing of the Offer) or change the Offer so that it is for fewer than all of the outstanding Shares; (ii) extend or otherwise change the expiration date of the Offer, except (A) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof) or (B) in connection with an increase of at least $0.25 per share in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC; (iii) change or waive the Minimum Condition; (iv) amend, modify or supplement any of the Offer Conditions or the terms of the Offer in any manner adverse to holders of the outstanding Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of the Parent or the Purchaser to consummate the Offer, the Merger or the other Transactions; or (v) impose any condition to the Offer other than the Offer Conditions.

If, at any time when the Offer is scheduled to expire, any of the Offer Conditions has not been satisfied (and the Parent or the Purchaser has not waived such condition in accordance with the terms of the Merger Agreement), the Parent shall, at the request of the Company, cause the Purchaser to extend the expiration time of the Offer for one or more periods (not in excess of 10 business days each), but in no event later than December 31, 2009. The Offer may be terminated prior to its Expiration Time (as such Expiration Time may be extended and re-extended in accordance with the Merger Agreement) only if the Merger Agreement is validly terminated in accordance with the Termination and Amendment article of the Merger Agreement.

The Merger Agreement provides that if immediately following the Acceptance Time (as defined below), the Parent, the Purchaser and their respective subsidiaries beneficially own less than 90% of the Shares outstanding at that time (which shall include Shares validly tendered in the Offer and not properly withdrawn), the Purchaser may, without the consent of the Company, elect to provide a Subsequent Offering Period (not in excess of 10 business days) for the Offer in accordance with Rule 14d-11 under the Exchange Act, following the first time at which the Purchaser accepts for payment, and pays for, Shares pursuant to the Offer satisfying the Minimum Condition (the “Acceptance Time”). Furthermore, if immediately following the Acceptance Time, the Parent, the Purchaser and their respective subsidiaries beneficially own more than 80% but less than 90% of the Shares outstanding at that time, to the extent requested by the Company, the Purchaser shall provide for a Subsequent Offering Period of between three and 10 business days (as requested by the Company), unless the Parent exercises the Top-Up Option (as defined below).

Subject to the terms and conditions set forth in the Merger Agreement and the Offer, the Parent shall cause the Purchaser to, and the Purchaser shall, accept for payment and pay for all Shares validly tendered and not withdrawn during such Subsequent Offering Period as promptly as practicable after any such Shares are tendered during any Subsequent Offering Period and in any event in compliance with Rule 14d-11(c) under the Exchange Act.

Restricted Stock. The Merger Agreement also provides that each restricted stock grant (the “Restricted Shares”) from the Company outstanding immediately prior to the Acceptance Time will become fully vested and free of any vesting or other lapse restrictions immediately prior to the Acceptance Time and accrued dividends related to certain Restricted Shares will become due and payable. The holders may tender the Restricted Shares. Any untendered Restricted Shares will be exchanged for an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the number of Restricted Shares, without interest and less any required withholding taxes (such amount, the “Restricted Stock Value”). The Company has provided stockholders further information about the gross Restricted Stock Value of Restricted Shares in its Schedule 14D-9 that is being mailed to the stockholders together with this Offer to Purchase.

Top-Up Option. The Company granted the Purchaser an option (the “Top-Up Option”) to purchase from the Company the number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by the Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares then outstanding (assuming the issuance of the Top-Up Option Shares); provided, however, that in no event shall the Top-Up Option be exercisable for a number of Shares (i) in excess of the aggregate of the number of Shares held as treasury stock by the Company and the number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not otherwise reserved for issuance) as of immediately prior to the exercise of the Top-Up Option or (ii) that would require the Company to obtain stockholder approval under the rules and regulations of the Nasdaq Stock Market, if such listing standards remain applicable to the Company at the time of exercise of the Top-Up Option.

The Top-Up Option may be exercised by the Purchaser, in whole but not in part, at any time at or after the Acceptance Time and the expiration of any Subsequent Offering Period and on or prior to the fifth business day after the later of (i) the Acceptance Time or (ii) the expiration of any Subsequent Offering Period. The obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that (A) no provision of any applicable statute, law, ordinance, rule or regulation, and no judgment, injunction, order or decree issued by a court of competent jurisdiction or other governmental entity of competent jurisdiction, shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would not require approval of the Company’s stockholders under applicable laws, rules or regulations (including, without limitation, applicable rules and regulations of the Nasdaq Stock Market), (C) upon exercise of the Top-Up Option, the number of Shares owned by the Parent or the Purchaser or any wholly-owned subsidiary of the Parent or the Purchaser constitutes one Share more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares, (D) the Purchaser has accepted for payment and paid for all Shares validly tendered in the Offer and not properly withdrawn and (E) the Minimum Condition shall have been satisfied. The Top-Up Option shall terminate concurrently with the termination of the Merger Agreement.

The Purchaser agreed that it will exercise the Top-Up Option if doing so would allow it to consummate the Merger pursuant to Section 253 of the DGCL, and the Company, the Parent and the Purchaser agreed to cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished in a manner consistent with all applicable laws, rules or regulations, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act of 1933, as amended (the “Securities Act”). In the event that the Purchaser wishes to exercise the Top-Up Option, it shall deliver to the Company a notice setting forth (i) notice of its intention to purchase the Top-Up Option Shares pursuant to the Top-Up Option and (ii) the place and time at which the closing of the purchase of the Top-Up Option Shares by the Purchaser is to take place. The per Share price payable for each Top-Up Option Share shall equal the Offer Price and shall be paid by the Purchaser in cash. At the closing of the purchase of the Top-Up Option Shares, the Purchaser shall cause to be delivered to the Company the consideration required to be delivered in exchange for such Top-Up Option Shares, and the Company shall cause to be issued to the Purchaser a certificate representing such Shares. The Purchaser shall consummate the Merger pursuant to Section 253 of the DGCL as soon as possible following the closing of the purchase of the Top-Up Option Shares.

The Merger. The Merger Agreement provides that, at the Effective Time, the separate existence of the Purchaser shall cease and the Purchaser shall be merged with and into the Company, with the Company being the surviving corporation in the Merger (the “Surviving Corporation”) and continuing as a wholly-owned subsidiary of the Parent. The directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. Upon consummation of the Merger, the certificate of incorporation of the Company as in effect on the date of the Merger Agreement shall be amended in its entirety to read as set forth on Exhibit A of the Merger Agreement, until further amended in accordance with the DGCL. In addition, the

Merger Agreement provides that the Parent shall cause the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of the Purchaser as in effect immediately prior to the Effective Time, except that all references to the name of the Purchaser therein shall be changed to refer to the name of the Company, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation, until further amended in accordance with the DGCL.

Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by the Parent, the Purchaser or their respective subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price paid in the Offer (the “Merger Consideration”), without any interest and less any required withholding taxes. Each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted at the Effective Time into and become 0.00001 fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Stock Options. Under the Merger Agreement, the Company has agreed to cause each unexercised option to purchase shares (a “Company Stock Option”) granted under any stock option plans or other equity-related plans of the Company, to the extent not already vested after the first time at which the Purchaser accepts for payment, and pays for, shares of Company Common Stock pursuant to the Offer satisfying specified minimum conditions (the “Acceptance Time”) and/or the exercise of the Top-Up Option, that is outstanding immediately prior to the time the Merger becomes effective (the “Effective Time”) to become fully vested and be cancelled as of immediately prior to the Effective Time (without regard to the exercise price of such Company Stock Option) in exchange, subject to the Company Stock Option holder’s execution of a release of claims related to such Company Stock Option, for a cash payment to be made by the Purchaser or the Parent as soon as practicable (but in any event no later than three business days) following the effective time of the Merger equal to the excess, if any, of $3.60 over the exercise price per share of Company common stock subject to such Company Stock Option, multiplied by the total number of shares of Company common stock subject to such Company Stock Option, without any interest thereon (such amount, the “Option Consideration”). Company Stock Options with exercise prices greater than or equal to $3.60, and for which the holder does not otherwise receive payment in respect and in consideration of each Company Stock Option so cancelled, will be cancelled in exchange, subject to the Company Stock Option holder’s execution of a release of claims related to such Company Stock Option, for a payment equal to 50% of the Black-Scholes value of such Company Stock Option with respect to the remaining life of such Company Stock Option as determined using the assumptions currently in use by the Company, measuring the stock for such purposes using the Merger price of $3.60. The Company has provided stockholders further information about the Company Stock Options in its Schedule 14D-9 that is being mailed to the stockholders together with this Offer to Purchase.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Purchaser, including representations relating to: the Company’s organization and capitalization; authorization and validity of the Merger Agreement; Company Board approvals; required consents and approvals necessary to consummate the Transactions; SEC filings and financial statements; internal controls and compliance with the Sarbanes-Oxley Act; absence of certain changes; absence of undisclosed liabilities; litigation; employee benefit plans and ERISA; taxes; material contracts; real property; intellectual property; labor matters; compliance with laws, permits and regulations; environmental matters; information in the information statement needed in conjunction with approval of the Merger; information in the Offer documents and the Schedule 14D-9; receipt of an opinion from its financial advisor; and brokers expenses.

In the Merger Agreement, the Parent and the Purchaser have made customary representations and warranties to the Company, including representations relating to: the Parent’s and Purchaser’s organization; authorization and validity of the Merger Agreement; required consents and approvals necessary to consummate the Transactions; litigation; information in the Offer documents; ownership of Company capital stock; sufficient funds; ownership and operations of the Purchaser; and brokers expenses.

Operating Covenants. The Merger Agreement provides that, except as expressly provided or permitted in the Merger Agreement, set forth in the Company’s disclosure schedules provided to the Parent in conjunction with the execution of the Merger Agreement or consented to by the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on October 2, 2009 and ending at the Acceptance Time or such earlier date as the Merger Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each of its subsidiaries to, use its commercially reasonable efforts to act and carry on its business in the ordinary course of business. Additionally, the Company and its subsidiaries are subject to customary operating covenants and restrictions, including, but not limited to, restrictions relating to: the amendment of the certificate of incorporation or the bylaws or comparable organizational documents of the Company or form any new subsidiary; the splitting, combining, or reclassifying of any capital stock; the authorization of the issuance of any securities in respect of, in lieu of or in substitution for its capital stock; the declaration, setting aside for payment or payment of dividends; the purchase, redemption or acquisition of any of its capital stock or other equity interests; the issuance, delivery, sale, grant, pledge, disposal or encumbrance of any of its capital stock or other equity interests; acquisition of businesses; sale, lease, license, pledge, disposal or other encumbrance of any of its assets; adoption of any new stockholder rights plan; the incurrence of indebtedness or the making of loans, advances or capital contributions; the issuance, sale or amendment of any debt securities or warrants or other rights to acquire any debt securities or guarantee any debt securities; entry into any hedging agreements or other similar financial agreements other than in the ordinary course of business; entry into or material amendments to any employee compensation, benefits and retirement plans; capital expenditures or other acquisitions of assets in excess of $50,000; material changes in accounting methods; and entry into any written agreement, commitment or arrangement to do any of the foregoing, or with the prior consent of the Parent (which consent will not be unreasonably withheld or delayed), or as expressly contemplated or permitted by the Merger Agreement.

The Merger Agreement also provides that between the date of the Merger Agreement and the Effective Time, except as contemplated by the Merger Agreement, the Parent and the Purchaser will not, directly or indirectly, without the prior written consent of the Company, take or cause to be taken any action that could be expected to materially delay, impair or prevent the consummation of the transactions contemplated by the Merger Agreement, or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action.

Special Stockholders Meeting. The Merger Agreement provides that the Purchaser (and if they beneficially own Shares, the Parent and any other subsidiary of the Parent) has agreed to take all actions, and to cause the Company to take all actions, in accordance with applicable law, the Company’s certificate of incorporation or bylaws, or the rules of the Nasdaq Global Market, to promptly and duly call, give notice of, convene and hold a meeting of the Company’s stockholders for the purpose of considering and taking action to adopt the Merger Agreement, as promptly as practicable after the latest of (i) the Acceptance Time, (ii) the closing of the purchase of Shares upon exercise of the Top-Up Option or the Purchaser’s failure to exercise the Top-Up-Option within its exercise period and (iii) if the Purchaser provides for at least one Subsequent Offering Period (as defined and described in Section 1—“Terms of the Offer”), the expiration of the last Subsequent Offering Period related to the Offer. However, if it would reasonably be expected to result in receipt of the approval of the Company’s stockholders earlier than holding such a meeting, the Purchaser (and if they beneficially own Shares, the Parent and any other subsidiary of the Parent) has agreed to take all actions, and to cause the Company to take all actions, to cause a written consent of the Company’s stockholders adopting the Merger Agreement to be executed and made effective. If the Offer Conditions are satisfied and the Offer is completed, the Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares. The Parent shall cause the holder of all Shares owned by the Parent or any subsidiary (including all Shares purchased by the Purchaser pursuant to the Offer) to vote for or consent to the adoption of the Merger Agreement, as the case may be.

No Solicitation Provisions. Until the Merger Agreement is terminated pursuant to its terms, none of the Company or any of its subsidiaries shall, and the Company shall use its commercially reasonable efforts to cause its directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives) not to, directly or indirectly:

(i) solicit or initiate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (as defined below); or

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information for the purpose of encouraging or facilitating, any Acquisition Proposal.

To the extent the Company receives an Acquisition Proposal that did not result from an intentional breach of these restrictions, and subject to compliance with certain notice provisions, the Company may (A) furnish non-public information with respect to the Company and its subsidiaries to any person or entity (and the representatives of such person or entity) making an Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) is, or is reasonably likely to lead to, a Superior Proposal (as defined below; such person or entity, a “Qualified Person”), pursuant to a confidentiality agreement not materially less restrictive with respect to the confidentiality obligations of the Qualified Person than the confidentiality agreement between the Parent and the Company, (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the representatives of such Qualified Person) regarding any such Acquisition Proposal, (C) amend, or grant a waiver or release under, any standstill or similar agreement with respect to any Shares with any Qualified Person and (D) take any action to exempt any Qualified Person from the restrictions on “business combinations” contained in Section 203 of the DGCL or otherwise cause such restrictions not to apply.

In addition, until the Merger Agreement is terminated pursuant to its terms,

(i) the Company Board shall not, except as set forth below, withhold, withdraw or modify, in a manner adverse to the Parent, the approval or recommendation by the Company Board with respect to the Offer or the adoption of the Merger Agreement by the Company’s stockholders under the DGCL (the “Company Voting Proposal”);

(ii) the Company shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement as allowed above);

(iii) the Company Board shall not, except as set forth below, adopt, approve or recommend any Acquisition Proposal; and

(iv) the Company Board shall not take any publicly announced action to adopt, approve or recommend any Acquisition Proposal or Alternative Acquisition Agreement until the fourth business day after having given written notice to the Parent in reasonable detail of the reasons for the Company Board’s preliminary determination to do so; provided that, prior to such fourth business day, the Purchaser shall be entitled to deliver to the Company a counterproposal to such Acquisition Proposal or Alternative Acquisition Agreement, and the Company Board shall not adopt, approve or recommend such Acquisition Proposal or Alternative Acquisition Agreement if, during such period, the Purchaser delivers to the Company a counterproposal that the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) is at least as favorable to the holders of the Shares as the transactions contemplated by such Acquisition Proposal or Alternative Acquisition Agreement, taking into account all the terms and conditions of such Acquisition Proposal or Alternative Acquisition Agreement and such counterproposal by the Purchaser and the likelihood and timing of the consummation of the transactions contemplated by such Acquisition Proposal or Alternative Acquisition Agreement and such counterproposal by the Purchaser, respectively (including the impact any financing or regulatory contingencies may have on the likelihood and timing of the consummation of the transactions contemplated by such Acquisition Proposal or Alternative Acquisition Agreement or such counterproposal by the Purchaser). Any revision to an Acquisition Proposal (other than immaterial revisions) shall be treated as a new Acquisition Proposal.

The Company shall within two business days of the receipt of any written Acquisition Proposal (i) advise the Parent via written notice of the receipt of such Acquisition Proposal (with such notice including the material terms and conditions of such Acquisition Proposal); (ii) provide the Parent with a copy of any material documents or agreements provided to the Company by the Person making such Acquisition Proposal in contemplation of such Acquisition Proposal; and (iii) inform the Parent of the identity of such Person making any such Acquisition Proposal. The Company shall promptly provide the Parent any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any Person making any such Acquisition Proposal in contemplation of such Acquisition Proposal that was not previously provided to the Parent. The Company shall keep the Parent reasonably informed on a prompt basis in all material respects of the status and details (including any change to the material terms and conditions) of any such Acquisition Proposal and shall promptly provide to the Parent a copy of any material amendments, supplements or modifications to any material documents or agreements provided to the Company by the Person making such Acquisition Proposal in contemplation of such Acquisition Proposal. Notwithstanding anything to the contrary the Merger Agreement, nothing contained in the Merger Agreement shall prohibit the Company, any of its subsidiaries or the Company Board from (i) taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2 under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be inconsistent with its obligations under applicable law.

Subject to compliance with any applicable obligations under these non-solicitation terms, the Company and any of its subsidiaries or the Company Board may take any action either (A) in response to an Acquisition Proposal that did not result from an intentional breach of the non-solicitation restrictions and related requirements and which the Company Board has determined in good faith (after consultation with outside counsel and its financial advisors) constitutes a Superior Proposal or (B) if the Company Board determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable law.

For purposes of the Merger Agreement an “Acquisition Proposal” means (i) any proposal or offer for a merger, consolidation, dissolution, recapitalization, share exchange, tender offer or other business combination involving the Company and its subsidiaries (other than (1) mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely the Company and/or one or more subsidiaries of the Company and (2) mergers, consolidations, recapitalizations, share exchanges, tender offers or other business combinations that if consummated would result in the holders of the outstanding Shares immediately prior to such transaction owning more than 80% of the equity securities of the Company, or any successor or acquiring entity, immediately thereafter), (ii) any proposal for the issuance by the Company of over 15% of its equity securities or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities or consolidated total assets of the Company and its subsidiaries, in each case other than the transactions contemplated by the Merger Agreement.

For purposes of the Merger Agreement a “Superior Proposal” means any bona fide written proposal made by a third party to acquire 50% or more of the equity securities or consolidated total assets of the Company and its subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale of its assets, on terms which the Company Board determines in its good faith judgment to be more favorable to the holders of the Shares than the transactions contemplated by the Merger Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and the Merger Agreement and the likelihood and timing of the consummation of the transactions contemplated by the Merger Agreement and such proposal, respectively (including the impact any financing or regulatory contingencies may have on the likelihood and timing of the consummation of the transactions contemplated by the Merger Agreement or such proposal).

Employment; Severance. The Company shall, before the Acceptance Time, terminate (and/or provide written notice of termination in accordance with any employment agreement requiring advance notice of termination of) the employment relationship of all employees of the Company and take all customary ancillary actions in connection with such termination (including giving them written notice of such termination), with the terminations to be effective no later than the earlier to occur of (a) 90 days following the Acceptance Time or (b) 30 days following the closing of the Merger. Any such termination of employment shall be treated as a “termination without cause” by the Company entitling such employees to full severance payments and benefits under their employment agreements, with payments and benefits to commence upon the individuals’ separation from service (as defined in Section 409A of the Code) with the Company (subject to any requirements relating to releases of claims). Any such particular termination without cause will not occur if, before the Acceptance Time, the affected individual and the Parent reach a mutual written agreement with respect to the individual’s continued employment or other service-providing relationship for a term post-closing of more than 24 months. However, if such a continued employment or service-providing relationship agreement contains a reduced level of services consistent with a separation from service from the pre-closing employment, severance payments and benefits will still be paid.

Employee Benefit Matters. The Merger Agreement provides that from and after the Effective Time, the Parent will honor and cause to be honored all of the Company’s Employee Plans (as defined in the Merger Agreement) and all employment, severance and termination plans and agreements, in accordance with the terms as in effect immediately before the Acceptance Time. For all purposes under the employee benefit plans of the Parent and its subsidiaries providing benefits to any Company Employee after the Effective Time, each Company Employee will be credited with his or her years of service with the Company before the Effective Time, to the same extent as such Company Employee was entitled before the Effective Time, to credit for such service under any similar Company Employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, subject to applicable legal and tax requirements and provided that the foregoing does not apply to the extent that its application would result in a duplication of benefits. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) hereto and is incorporated herein by reference.

Insurance, Indemnification and Exculpation. Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Article Eighth of the Company’s Certificate of Incorporation, as amended and restated, provides that to the fullest extent permitted by the DGCL, no director shall be liable to the Company or its stockholders for monetary damages for breaches of his or her fiduciary duty as a director.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances. Article Ninth of the Company’s Certificate of Incorporation, as amended and restated, provides that, subject to certain limitations and requirements, the Company will indemnify each person it shall have the power to indemnify under Section 145 of the DGCL and the indemnification provided for therein is not to be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in the individual’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Company shall advance expenses for the defense of any such person prior to a final disposition of a claim provided that such party executes an undertaking to repay advances from the Company if it is ultimately determined that such party is not entitled to indemnification.

Under the Merger Agreement, for six years following the closing of the Merger, the Parent and the surviving corporation will, jointly and severally, indemnify the Company’s current and former directors and officers, or such persons who become directors or officers prior to the Effective Time, for all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to their status as a director, officer, employee or agent of the Company, to the fullest extent permitted by law, and will cause the certificate of incorporation and bylaws of the surviving corporation to contain provisions no less favorable with respect to such indemnification obligations than as set forth in the Company’s certificate of incorporation and bylaws as of the date of the Merger Agreement. Each such person will be entitled to advancement of expenses for the defense of any such claim provided that such party executes an undertaking to repay advances from the Parent or surviving corporation if it is ultimately determined that such party is not entitled to indemnification. The Parent will cause the surviving corporation to maintain in effect for at least six years from and after the Effective Time a directors’ and officers’ liability insurance “tail policy” covering acts and omissions of directors and officers of the Company up to and including the Effective Time, and providing the same coverage and amounts and terms and conditions as the Company’s current directors’ and officers’ liability insurance policy, or policies of at least the same coverage limits and amounts containing terms and conditions which are no less advantageous to the persons covered by such policies, so long as the Company as surviving corporation is not required to pay a maximum premium in excess of 250% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement. If the Company is unable to obtain such insurance for an amount less than or equal to that specified maximum premium, it must instead obtain as much comparable insurance as possible for a six year directors’ and officers’ tail policy equal to that specified maximum premium, and neither the Parent nor the surviving corporation shall take any action to terminate such tail policy during such six year period.

Obligations to Cause Merger to Occur. The Merger Agreement requires each of the Company and the Parent and the Purchaser to use its best efforts to:

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take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;

•

as promptly as practicable, obtain from any governmental entity or any other person any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or the Parent or any of their subsidiaries in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated hereby;

•

as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to the Merger Agreement, the Offer and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act (as defined below), any other applicable Antitrust Laws (as defined below) and any related governmental request thereunder, and (C) any other applicable law;

•

oppose any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation which has the effect of prohibiting consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or have any such judgment, injunction, order, decree, statute, law, ordinance, rule or regulation vacated or made inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

•	execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

The Merger Agreement also provides that the Parent and the Company agree, and shall cause each of their respective subsidiaries, to cooperate and to use their respective best efforts to obtain any government clearances or approvals required for consummation of the Offer and Merger under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations thereunder (collectively, the “HSR Act”), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other applicable federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any judgment, injunction, order or decree (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits the consummation of the Merger or any other transaction contemplated by the Merger Agreement under any Antitrust Law. The parties must consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to the Merger Agreement in connection with proceedings under or relating to any Antitrust Law.

The Merger Agreement also provides that the Parent shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Parent or, effective as of the Effective Time, the Surviving Corporation, or their respective subsidiaries, or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Parent, the Surviving Corporation or their respective subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any Antitrust Order, which would have the effect of preventing or delaying the Effective Time beyond the Outside Date. Furthermore, the Merger Agreement provides that each of the Company and the Parent shall give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, their respective commercially reasonable efforts to obtain any third party consents required in connection with the Offer and the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the parties’ disclosure schedules to the Merger Agreement or (iii) required to prevent the occurrence of an event that is reasonably likely to have a Company Material Adverse Effect (as defined in Section 15 — “Certain Conditions to the Offer”) prior to or after the Effective Time, it being understood that neither the Company nor the Parent shall be required to make any payments in connection with the fulfillment of its obligations under this paragraph.

Directors. The Merger Agreement provides that after the Purchaser accepts for payment and pays for Shares constituting a majority of the Shares then outstanding tendered pursuant to the Offer, the Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board, giving effect to the election of any additional directors, and (ii) the percentage that the number of Shares beneficially owned by the Parent and the Purchaser bears to the total number of Shares outstanding (on a fully diluted basis). The Company will use all commercially reasonable efforts to cause the Purchaser’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Moreover, the Company will take all reasonable actions necessary to cause individuals designated by the Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of directors of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement is filed as Exhibit (d)(1) hereto and is incorporated herein by reference.

The Purchaser intends to designate representatives to the Company Board from among the directors, officers and advisors of the Purchaser and the Parent. Background information on these individuals is found on Schedule I and incorporated herein by reference.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver of the following conditions:

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the Parent or the Purchaser shall have accepted for payment and paid for all Shares validly tendered and not withdrawn in the Offer; provided, however, that neither the Parent nor the Purchaser shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, the Purchaser fails to purchase any Shares validly tendered and not withdrawn in the Offer;

•	the Company Voting Proposal shall have been adopted consistent with and if required by the DGCL; and

•

no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that: (i) prior to invoking this provision, each party to the Merger Agreement shall use its best efforts to have any such judgment, injunction, order, decree, statute, law, ordinance, rule or regulation lifted; and (ii) a party to the Merger Agreement may not invoke this provision unless the violation of such judgment, injunction, order, decree, statute, law, ordinance, rule or regulation that would arise from the consummation of the Merger would have a Company Material Adverse Effect or would have a material adverse effect on the business, financial condition or results of operations of the Parent and its subsidiaries taken as a whole.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned only as follows:

•	by mutual written consent of the Parent, the Purchaser and the Company at any time prior to the Acceptance Time; or

•

by either the Parent or the Company at any time prior to the Acceptance Time and after December 31, 2009, if the Acceptance Time shall not have occurred on or before December 31, 2009 (provided that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party to the Merger Agreement whose failure to fulfill any obligation under the Merger Agreement has been a principal cause of or resulted in the failure of the Acceptance Time to occur on or before December 31, 2009); or

•

by either the Parent or the Company at any time prior to the Acceptance Time if a governmental entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, and payment for, Shares pursuant to the Offer or consummation of the Merger; provided, however, that a party to the Merger Agreement shall not be permitted to terminate the Merger Agreement pursuant to this paragraph if such party has failed to comply in any respect with its obligations under the legal conditions of the Merger Agreement as set forth therein, or if the issuance of any such order, decree, ruling or other action is otherwise attributable to the failure of such party (or any affiliate of such party) to perform in any material respect any covenant in the Merger Agreement required to be performed by such party (or any affiliate of such party) at or prior to the Acceptance Time; or

•

by either the Parent or the Company if the Offer (as it may have been extended pursuant to the Merger Agreement) expires as a result of the non-satisfaction of the Minimum Condition, without the Purchaser having accepted for payment any Shares validly tendered and not withdrawn in the Offer; provided, however, that a party to the Merger Agreement shall not be permitted to terminate the

Merger Agreement pursuant to this paragraph if the non-satisfaction of the Minimum Condition is attributable to the failure of such party (or any affiliate of such party) to fulfill any of its obligations under the Merger Agreement; or

•

by the Parent, prior to the purchase of any Shares pursuant to the Offer, if: (i) the Company Board shall have failed to recommend the tender of Shares pursuant to the Offer in the Schedule 14D-9 or approval of the Company Voting Proposal or shall have withdrawn or modified its recommendation of the Offer or the Company Voting Proposal in a manner adverse to the Parent; (ii) the Company Board shall have approved, endorsed or recommended to the stockholders of the Company an Acquisition Proposal (other than the Offer and the Merger); or (iii) a tender offer or exchange offer for outstanding Shares shall have been commenced (other than by the Parent or an affiliate of the Parent) and the Company Board shall have recommended that the stockholders of the Company tender their Shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, the Company Board shall have failed to recommend against acceptance of such offer (each of (i) — (iii), a “Company Adverse Recommendation Change”); provided that any such termination must occur within five business days of the Company Adverse Recommendation Change; or

•

by the Company, if the Company Board, pursuant to and in compliance with the applicable provisions of the Merger Agreement, shall have approved or recommended to the stockholders of the Company any Acquisition Proposal; or

•

by the Parent, prior to the Acceptance Time, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, which breach or failure to perform (i) would cause the conditions set forth in clauses (c)(ii) or (c)(iii) of Annex I of the Merger Agreement not to be satisfied or otherwise shall have had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) shall not have been cured within 20 days following receipt by the Company of written notice of such breach or failure to perform from the Parent, provided that neither the Parent nor the Purchaser is then in material breach of any representation, warranty or covenant under the Merger Agreement; or

•

by the Company, prior to the Acceptance Time, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Parent or the Purchaser set forth in the Merger Agreement, which breach or failure to perform shall have had or is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect and shall not have been cured within 20 days following receipt by the Parent of written notice of such breach or failure to perform from the Company; provided that the Company is not then in material breach of any representation, warranty or covenant under the Merger Agreement; or

•

by the Company (A) if, for any reason, the Purchaser shall have failed to commence the Offer by the date that is 10 business days after the date of the Merger Agreement or (B) upon two business days notice to the Parent, if, for any reason, the Purchaser shall have failed to purchase all Shares validly tendered and not withdrawn as of the expiration of the Offer (as it may be extended).

Termination Fee. The Merger Agreement contemplates that a termination fee of $3,200,000.00 (the “Company Termination Fee”) will be payable by the Company to the Parent under any of the following circumstances:

•

the Merger Agreement is terminated by the Parent, prior to the purchase of any Shares pursuant to the Offer, upon a Company Adverse Recommendation Change, provided that any such termination must have occurred within 5 business days of the Company Adverse Recommendation Change;

•

the Merger Agreement is terminated by the Company, if the Company Board, pursuant to and in compliance with the Merger Agreement, shall have approved or recommended to the stockholders of the Company any Acquisition Proposal; or

•	the Merger Agreement is terminated by either the Parent or the Company due to a failure to satisfy the Minimum Condition, so long as, in any such case, (A) before the date of such termination, an

Acquisition Proposal shall have been publicly announced and not withdrawn and (B) within 12 months after the date of termination, the Company shall have consummated the transaction contemplated by such Acquisition Proposal with the Person who made such Acquisition Proposal; provided, however, that for purposes of this paragraph, all references to “15%” and “80%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”; provided further, however, that the Company shall not be required to pay any Company Termination Fee if, at the time of termination of the Merger Agreement, the Parent or the Purchaser is in material breach of the Merger Agreement.

The payment of the Termination Fee is to be made by wire transfer of same-day funds.

The Merger Agreement also provides that if (i) the Company terminates the Merger Agreement due to a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Parent or the Purchaser set forth in the Merger Agreement or due to Purchaser’s failure to commence the Offer by the date that is 10 business days after the date of the Merger Agreement or Purchaser’s failure to purchase all shares of Company Common Stock validly tendered and not withdrawn as of the expiration of the Offer (as it may be extended), or (ii) all of the conditions set forth in the Conditions to Merger of the Merger Agreement are satisfied or waived, but Closing shall not have occurred within five Business Days after the satisfaction of such conditions, then, in either case, the Purchaser shall pay the Company an initial installment payment of $12,000,000.00 (the “Initial Installment”). Any fee due as set forth in this paragraph shall be paid directly from the Escrow Deposit (as defined in the Merger Agreement), made by the Purchaser with the Bank of New York Mellon, within two business days after (A) the date of termination of the Merger Agreement as provided in (i) above or (B) expiration of the five business day period provided in (ii) above. In furtherance thereof, the parties shall instruct the Escrow Agent to pay the Company on demand the Escrow Deposit plus any interest accrued thereon by wire transfer of immediately available funds.

Amendment; Extension; Waiver. The Merger Agreement provides that it may be amended by the parties thereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the Parent or Company stockholders, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

The Merger Agreement also provides that at any time prior to the Effective Time, the parties thereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (b) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained therein. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights.

The Confidentiality Agreement

The Company and the Parent entered into a confidentiality agreement dated September 21, 2009 (the “Confidentiality Agreement”) in connection with a potential negotiated transaction between the parties. Pursuant to the Confidentiality Agreement, the Parent agreed to, among other things and subject to certain exceptions, keep confidential information furnished to it and its representatives by or on behalf of the Company, and to use such information solely for the purpose of evaluating a possible transaction with the Company. Pursuant to the Confidentiality Agreement, the Parent also agreed that, for a period of three years from the date of the

Confidentiality Agreement, unless the Company gave prior written consent, neither the Parent nor its representatives would acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, control of the Company’s voting securities, business or assets of the Company or its subsidiaries.

In addition, subject to certain exceptions, the Parent agreed that, for a period of two years from the date of the Confidentiality Agreement, neither it nor its affiliates would solicit, employ or hire any officers or certain other employees of the Company.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

The Escrow Agreement

Prior to the execution of the Merger Agreement, the Company and the Parent entered into an Escrow Agreement (the “Escrow Agreement”) with the Bank of New York Mellon as escrow agent (the “Escrow Agent”) pursuant to which the Parent simultaneously with the execution of the Escrow Agreement, deposited U.S. $12,000,000.00 into an escrow being established to fund the payment owed to the Company if the Company terminates the Merger Agreement due to certain breaches by the Parent or the Purchaser or if the consummation of the Merger does not occur timely following the satisfaction of the conditions thereto. The Escrow Agent will disburse the escrow funds only (i) as jointly directed by the Company and the Parent or (ii) as directed by a judgment or order issued by a court of competent jurisdiction. The Escrow Agent will invest the escrow funds in certain specified permitted investments. The foregoing summary is qualified in its entirety by reference to the Escrow Agreement, which is filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.

The Tender and Support Agreement

Certain directors and officers of the Company and the entities through which they beneficially own Shares or options exercisable into Shares (the “Signing Stockholders”), entered into a Tender and Support Agreement with the Parent and the Purchaser dated October 2, 2009 (the “Tender and Support Agreement”). The Signing Stockholders are Julian Baker, Felix Baker, FBB Associates, Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., 667, L.P, Baker Biotech Fund II (A), L.P., Baker Brothers Life Sciences, L.P., HealthCor Offshore Master Fund, L.P., HealthCor, L.P., HealthCor Hybrid Offshore Master Fund, L.P., Arthur B. Cohen, Joseph P. Healey, Stephen R. Davis, Barry Quart, Pharm.D., Martin A. Mattingly, Pharm.D., Andrew L. Graham and Michael A. Alrutz, J.D., Ph.D. Under the Stockholder Agreement, each Signing Stockholder, among other things, agreed:

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to validly tender or cause to be tendered in the Offer all Shares beneficially owned by the stockholder (together with any Shares issued to the stockholder or otherwise acquired or owned by the stockholder prior to the termination of the Tender and Support Agreement, including pursuant to any exercise of options to purchase Shares from the Company, acquisition by purchase, or stock dividend, distribution, split-up, recapitalization, combination or similar transaction) in accordance with the terms of the Offer;

•

to vote its Shares (to the extent that any of such stockholder’s Shares are not purchased in the Offer) (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against (A) any agreement or arrangement related to any Acquisition Proposal, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any Company subsidiary or (C) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of stockholders, and in connection therewith to execute any documents reasonably requested by the Parent which are necessary or appropriate in order to effectuate the foregoing;

•	to provide the Company a release of claims in relation to such stockholder’s options to purchase Shares, if any;

•	to certain restrictions on the transfer of the stockholder’s Shares and on the stockholder’s ability to enter into any other arrangements inconsistent with the Tender and Support Agreement; and

•	not to exercise any appraisal rights in respect of such Shares which may arise in connection with the Merger.

The Tender and Support Agreement will terminate automatically, without any notice or other action by any person, upon the later of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the termination of the Offer by the Parent or the Purchaser. The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as soon as practicable after the acquisition of Shares in the Offer.

Statutory Requirements. In general, under the DGCL, a merger of two Delaware corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of the Company’s stockholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, the Purchaser would own a number of Shares sufficient to enable it to satisfy the stockholder approval requirement to approve the Merger.

The DGCL also provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Company stockholder.

Plans for the Company. Except as set forth in this Offer to Purchase, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. Notwithstanding the foregoing, the Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing with a view to optimizing development of the Company’s potential in conjunction with the Parent’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and the Parent have no present plans, proposals or negotiations that relate to or would result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries (iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization prior to the Merger or (iv) any other material change in the Company’s corporate structure or business. Upon completion of the Offer and the Merger, the

Parent will wholly own the Company and may choose to engage in future private or public offerings of the Company’s securities, which may occur in the United States or internationally. Upon completion of such offerings, the Company may again become a public company in the future.

Appraisal Rights. No appraisal rights are available to the Company stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company who has not tendered his or her Shares in the Offer or voted in favor of the Merger or consented thereto in writing will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares.

The value so determined could be more or less than, or the same as, the Offer Price or the Merger Consideration. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal within 60 days after the Effective Time or subsequently with the written approval of the surviving corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as that paid in the Offer.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser and the Parent. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are quoted on the Nasdaq Global Market. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the Nasdaq Global Market for continued quotation on the Nasdaq Global Market. The rules of the Nasdaq Global Market establish certain criteria that, if not met, could lead to the discontinuance of quotation of the Shares from the Nasdaq Global Market. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the Nasdaq Global Market for continued quotation and the quotation of the Shares is discontinued, the market for the Shares would be adversely affected.

Following the consummation of the Offer, it is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq Global Market.

14. Dividends and Distributions.

The Merger Agreement provides that from and after October 2, 2009, except as may be required by law, or with the prior consent of the Parent (which consent will not be unreasonably withheld or delayed) or as expressly contemplated or permitted by the Merger Agreement, neither the Company nor its subsidiaries will declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent).

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

Notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer in accordance with (and to the extent permitted by) the terms of the Merger Agreement, and may postpone the acceptance of, or payment for, any Shares in accordance with (and to the extent permitted by) the terms of the Merger Agreement, if:

(a) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of Shares validly tendered (including by guaranteed delivery) and not properly withdrawn, together with any Shares beneficially owned by the Parent or any subsidiary of the Parent, does not equal at least a majority of the Shares then outstanding (the “Minimum Condition”);

(b) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act shall not have expired, or been terminated or obtained, as applicable; or

(c) at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following shall occur and be continuing as of immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) and shall not have resulted from the breach by the Parent or the Purchaser of any of their obligations under the Merger Agreement:

(i) any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation which has the effect of prohibiting the consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, provided, that the Parent and the Purchaser shall have complied in all respects with their obligations under the Merger Agreement to oppose any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation which has the effect of prohibiting consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer, the Merger or the other Transactions, or have any such judgment, injunction, order, decree, statute, law, ordinance, rule or regulation vacated or made inapplicable to the Offer, the Merger and the other Transactions, and that such order, decree, ruling or other action shall not have otherwise been attributable to the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant in the Merger Agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Acceptance Time;

(ii) the representations and warranties of the Company contained in the Merger Agreement that (A) are not made as of a specific date are not true and correct as of the Acceptance Time, as though made on and as of the Acceptance Time, and (B) are made as of a specific date are not true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) is not reasonably likely to have a Company Material Adverse Effect;

(iii) the Company shall have failed to perform in any material respect any covenant or obligation required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time;

(iv) the Parent and the Purchaser shall not have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer confirming on behalf of the Company that the conditions set forth in clauses (ii) and (iii) have been duly satisfied; or

(v) the Merger Agreement shall have been validly terminated in accordance with the Termination and Amendment section of the Merger Agreement.

The foregoing conditions are: (1) for the benefit of the Parent and the Purchaser and may be asserted by the Parent or the Purchaser regardless of the circumstances giving rise to such condition, (2) other than the Minimum Condition, may be waived by the Parent and the Purchaser, in whole or in part, at any time and from time to time, in their sole discretion, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and (3) other than the Minimum Condition, shall be deemed met if such condition or requirement is so waived.

As used in the Merger Agreement, “Company Material Adverse Effect” means any change, event or development that has a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that none of the following, or any change, event, circumstance or development resulting or arising from the following, shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect:

(a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates (other than changes that adversely affect the Company and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other businesses in the industries in which the Company operates);

(b) changes in general legal, tax, regulatory, political or business conditions in the countries in which the Company or any of its subsidiaries operates (other than changes that adversely affect the Company and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other businesses in the industries in which the Company operates);

(c) general market or economic conditions in the pharmaceutical or biotechnology industries (other than changes that adversely affect the Company and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other businesses in the industries in which the Company operates);

(d) actions contemplated by the parties in connection with the Merger Agreement;

(e) the negotiation, execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated thereby, the consummation of the transactions contemplated by the Merger Agreement or any public communications by the Parent or the Purchaser regarding the Merger Agreement or the transactions contemplated thereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, investors or employees;

(f) changes in applicable United States or foreign, federal, state or local law, statutes, ordinances, decrees, rules, regulations or administrative policies, including rules, regulations and administrative policies of the United States Food and Drug Administration (the “FDA”), or interpretations thereof (other than changes that adversely affect the Company and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other businesses in the industries in which the Company operates);

(g) changes in generally accepted accounting principles or the interpretation thereof (other than changes that adversely affect the Company and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other businesses in the industries in which the Company operates);

(h) any change, effect, event or occurrence relating to the products or product candidates of any person or entity other than the Company and its subsidiaries;

(i) any change, effect, event or occurrence relating to the matters set forth in the Company’s litigation-related disclosures made in conjunction with the representations and warranties in the Merger Agreement;

(j) any action taken pursuant to or in accordance with the Merger Agreement (including pursuant to the provision governing public disclosures of information by the parties) or at the request or with the consent of the Parent or the Purchaser;

(k) any fees or expenses incurred in connection with the transactions contemplated by the Merger Agreement;

(l) any failure by the Company to meet any projections, guidance, estimates, forecasts or milestones or published financial or operating predictions for or during any period ending (or for which results are released) on or after the date hereof, provided that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred;

(m) a decline in the price of the Company’s common stock; and

(n) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or the Parent as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Statutes. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 % of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, and the other Transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of October 2, 2009; therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 1 — “Terms of the Offer” and Section 15 — “Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act and related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Offer and the Merger, the acquisition of Shares thereby and the characteristics of the Parent, the Purchaser and the Company do not satisfy the size of transaction and comparative size of parties tests applicable under the HSR Act that would otherwise require a disclosure filing and adherence to the waiting period. The Parent, Purchaser and the Company have not made, and do not currently intend to make, any filing with the FTC and the Antitrust Division with respect to the Offer, the Merger or other Transactions, but will continue to evaluate whether any such filing becomes applicable and if so, take appropriate actions at such time to satisfy such regulatory requirements.

Other Foreign Laws. The Parent is a corporation formed under the laws of Korea and conducts business in Korea, where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. The Parent is analyzing the applicability of any such laws and currently intends to take such action as may be required or desirable to ensure compliance. If any such laws are applicable and when complied with have the effect of prohibiting the consummation of the Offer or the Merger or making such transactions illegal, or any foreign governmental entity effects a law or takes an action prior to the completion of the Offer resulting in such effect, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17. Fees and Expenses.

The Parent and the Purchaser have retained Georgeson, Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither the Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of the Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of the Parent, the Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

The Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning the Company” above.

RTM Acquisition Company

Arigene Co., Ltd.

October 19, 2009

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT AND THE PURCHASER

1. Directors and Executive Officers of the Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of the Parent. The current business address of each person is 83-25, Nonhyun-Dong, Kangnam-Gu, Seoul 135-010 Korea, and the current business phone number of each person is 82-2-2109-9911. Unless otherwise indicated, each such person is a citizen of the Republic of Korea.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Sang-Baek Park

Director and Chief Executive Officer of the Parent since August 2009.

Mr. Park has also been a director since 2008 and was from 2008 to September 2009, the chief executive officer of Corebit, Co., Ltd., a KOSDAQ-listed company involved in the research and development of medical equipments products. Prior to joining Arigene and Corebit, from 2006 to 2008, he served as chief executive officer of Infobrain Co., Ltd., an information technology company. From 2000 to 2008, Mr. Park also served as chief executive officer of Neozen Corporation, a trading company. Prior to that he was employed at Hyundai Motor Company from 1995 to 2000. Mr. Park graduated from Dan Kook University with a B.A. in International Business.

Young-Woo Jung

Director and Chief Operating Officer of the Parent since August 2009.

Mr. Jung has also been a director of Wizmax, an on-line content development company, since 2005. He served as a vice president and chief operating officer of Corebit, Co., Ltd., from 2007 to September 2009. Mr. Jung also served as a director of marketing of InkaEntworks, Inc., a DRM security company, from November 2004 to 2007. Mr. Jung holds a B.A. in fine arts from Won-Kwang University.

Kyu-Man Myong

Director of the Parent since August 2009.

Prior to joining the Parent, Mr. Myong was a director and general manager of administration department of Samjin Concrete, Inc. from 2008 to 2009, and served as a director and chief executive officer of Paul C&D Web Development Company from 2003 to 2008. From 2001 to 2003, he was a director of Neozen Corporation, a trading company. Mr. Myong holds a B.A. from Inha University in Business Management.

2. Directors and Executive Officers of the Purchaser; Purchaser Designees. Mr. Park is the sole director and Chief Executive Officer of the Purchaser; there are no other officers of the Purchaser at this time. As described in Section 11 — “The Transaction Agreements — Merger Agreement — Directors,” after the Acceptance Time, Purchaser designees will be appointed to the Company Board under certain terms and conditions. Such designees will be selected from the list of potential designees provided below, each of whom has consented to serve as a director of the Company if so designated. The Parent has advised the Company that none of the potential designees currently is a director of, or holds any position with, the Company. The Parent has also advised the Company that none of the potential designees beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. The Parent has advised the Company that there are no material pending legal proceedings to which any potential designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The following sets forth information for the potential designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Arigene Co., Ltd., 83-25, Nonhyun-Dong, Kangnam-Gu, Seoul 135-010 Korea and each potential designee is a citizen of Korea.

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Sang-Baek Park, 40	Please see Mr. Park’s information as provided under Schedule 1 — Part 1, above.

Kang-Joon Yoon, 49	Dr. Yoon is a trained and practicing neurosurgeon and, since 2001, has been the president of St. Peter’s Hospital in Korea, which specializes in the treatment of brain, spine and joint-related diseases. Since 2005, he has also served as chief executive officer of MediLarva Tech Co., Ltd., which conducts research for and commercialization of medical application of maggots, since 2005. Dr. Yoon is a lifetime member of the Korean Society of Spinal Neurosurgery and the Korean Society of Cerebrovascular Neurosurgery. Since 2007, he has also served as an advising doctor to Korea Industrial Accident Compensation Insurance and as an honorary president at Húnchūn City Hospital in China. He served as an exchange professor at Yale University from 1997 to 1998. Dr. Yoon served as a professor at the college of medicine of Hallym University in Korea from 1995 to 2008. He graduated from the School of Medicine at Pusan National University in Korea with a B.S. in medicine in 1984. Dr. Yoon was awarded the “26th Spring Science Forum Award” from the Korean Neurosurgical Society in 2008.

Hyoung Min Kim, 39	Mr. Kim has been a managing director of SiLK & Company (formerly H Cube Advisors Inc.), a financial advisory firm focusing on small-to-mid cap companies in Korea, including the Parent, since January 2009. He has also served as a director at Oklin Inc., an organic waste process equipment manufacturer, since 2007. Prior to joining SiLK & Company, from 2006 to 2008, Mr. Kim served as a managing director and chief financial officer of Brookdale Inc., a financial advisory firm. He also served as a director and chief financial officer of EcoEnergy Holdings Co., Ltd., a KOSDAQ-listed biogas project developer from 2007 to 2008. Prior to that, he served as an executive director at Orion & Company, a management consulting firm in Korea, and at investment banking division of Lehman Brothers in Seoul and Hong Kong offices. From 1996 to 2000, he was employed as an investment and loan officer at Korea Long Term Credit Bank and Korea Exchange Bank. Mr. Kim holds a B.S. in business administration from the University of Southern California and received his M.B.A. from the Wharton School of the University of Pennsylvania.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

If delivering by mail:	If delivering by facsimile:	If delivering by overnight courier:
Computershare Trust Company, N.A.	For Eligible Institutions Only:	Computershare Trust Company, N.A.

C/O Voluntary Corporate Actions	(617) 360-6810	C/O Voluntary Corporate Actions
P.O. Box 43011		Suite V
Providence, RI, 02940-3011	For Confirmation Only Telephone:	250 Royall Street
	(781) 575-2332	Canton, MA, 02021

Questions or requests for assistance may be directed to the Information Agent at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be addressed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY, 10038-3560

Banks and Brokerage Firms, Please Call:

(212) 440-9800

All Others Call Toll-Free:

(877) 278-9667